SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q3 LOSS OF €306M AS TRAFFIC FALLS 78%

Ryanair Holdings plc today (1 Feb.) reported a Q3 loss of €306m, compared to a PY Q3 profit of €88m. Features of this 3-month period to 31 Dec. included:

●
Q3 traffic fell from 36m to 8m (-78%).
●
€3.5bn cash at quarter end (31 Dec.).
●
Cost reduction & liquidity management continues at all Group airlines.
●
Stansted low-cost growth deal extended by 4 years to 2028 - easyJet based slots secured.
●
CDP awards Ryanair a strong (first time) B- climate protection score.
●
Ryanair restricts non-EU shareholder voting rights post Brexit.
●
Firm Order for 75x B737-8200 aircraft (pipeline of 210 firm aircraft).

Q3 (IFRS) – Group	31 Dec. 2019	31 Dec. 2020	Change
Customers	35.9m	8.1m	-78%
Load Factor	96%	70%	-26pts
Revenue	€1.91bn	€0.34bn	-82%
Op. Costs	€1.81bn	€0.67bn	-63%
PAT/(Net Loss)	€88m	(€306m)*	n/m
* excl. €15m except. hedge ineffectiveness charge.

COVID-19:
Covid-19 continues to wreak havoc across the industry. Christmas & New Year traffic was severely impacted by UK travel bans imposed at short notice by many EU Govts on 19 & 20 Dec. These flight bans, and travel restrictions, saw the Group’s Dec. traffic fall by 83% to just 1.9m passengers. As announced on 7 Jan., Ryanair expects the latest lockdowns and pre-arrival Covid test requirement to materially reduce flight schedules and traffic through to Easter. The Group’s full-year (FY21) traffic forecast was therefore reduced to “between 26m to 30m” passengers.

The Covid pandemic has caused the closure of EU airlines including Flybe, Germanwings, Level and Montenegro Airlines. Norwegian has already entered a creditor protection examinership and Eurocontrol predicts more EU airline failures in 2021. Significant capacity reductions have been implemented by many EU airlines and a flood of unlawful State Aid has been committed by EU Govts to their flag carriers including Alitalia, Air France/KLM, LOT, Lufthansa, SAS, TAP and others. This illegal State Aid distorts competition and the level playing field across EU aviation. We expect intra-European capacity to be significantly reduced for the next few years, which will create growth opportunities for Ryanair (Europe’s lowest cost airline) to take advantage of recovery growth incentives, as it takes delivery of 210 new (lower cost) Boeing 737s. As soon as the Covid-19 virus recedes – and it will over the coming months as EU Govts accelerate vaccine rollouts – Ryanair and its partner airports will rapidly restore schedules, recover lost traffic, help the nations of Europe to reboot their tourism industry, and create jobs for young people across the cities and beaches of the EU. We take some comfort from the success of the UK vaccine programme which is on target to vaccinate almost 50% of the UK population (30m) by the end of March. The EU now needs to step up the slow pace of its rollout programme to match the UK’s performance.

Q3 BUSINESS REVIEW:

Revenue & Costs
Q3 revenue fell by 82% to €0.34bn as traffic shrank by 78% to 8.1m. Ancillary revenue delivered a solid performance as more guests chose priority boarding and reserved seating. Q3 cost performance was strong, falling 63% thanks to the measures implemented over the past nine months. Due to ongoing travel restrictions, reduced Q4 traffic and a revised aircraft delivery schedule, the Group recorded a €15m exceptional ineffectiveness charge on fuel and currency hedges in Q3.

The Group airlines continue to implement cost reductions. In Dec., Ryanair increased its firm order for the B737-8200 “Gamechanger” aircraft by 75 to 210 aircraft. These environmentally friendly aircraft have 4% more seats, but burn 16% less fuel and lower noise emissions by 40%. This winter, Group airlines are returning 14 older B737 aircraft to lessors as leases mature and Ryanair has recently concluded the delivery of 7 older B737NGs (pre-sold in 2019) for cargo conversion. Our Route Development teams are working with multiple airport partners on recovery/growth incentives. During Q3 the Group announced a 2 aircraft base in Paris Beauvais, added a fourth aircraft to its Naples base for S.21, announced a 4 aircraft base in Venice Treviso and increased its route network/frequencies to Venice Marco Polo, Verona and Bari. The Group also confirmed the reopening of its Shannon (Ireland) base for S.21.

Recently, Ryanair concluded a 4-year extension of its low-cost growth deal in Stansted to 2028, extending the Groups low cost leadership in the key London market. The Group has also secured easyJet’s 7 based aircraft slot portfolio in Stansted. To facilitate a ramp-up of S.21 operations, Ryanair is accelerating cabin crew training which will increase staff costs in Q4. This investment, however, will ensure that Group airlines are well placed to take up traffic recovery opportunities that arise throughout S.21 and beyond.

Balance Sheet & Liquidity
Ryanair’s balance sheet remains one of the strongest in the industry with a BBB credit rating (S&P and Fitch) and €3.5bn cash at 31 Dec. Approx. 80% of the Group’s owned fleet is unencumbered (with a book value of over €7bn). Since Mar. 2020, the Group has lowered cash burn by cutting costs, participating in EU Govt payroll support schemes, cancelling share buybacks and deferring non-essential capex. Following its successful fund raising (€400m share placing & €850m eurobond) in Sept., the Group is well financed as it takes delivery of its first B737-8200 aircraft in Q4 and plans to repay over €1.5bn maturing debt in the next 6-months (incl. CCFF £600m in Mar. & €850m bond in Jun. 2021).

THE ENVIRONMENT:
Ryanair recently received a (first time) B- climate protection rating from CDP, making it one of the highest rated airlines in the world. While this is a strong inaugural rating, highlighting Ryanair’s excellent environmental performance and very strong governance, the Group is committed to improving this score. The new B737-8200s with 4% more seats, 16% lower fuel burn and 40% lower noise emissions will help Ryanair to lower its CO₂ and noise footprint and deliver on its target of being carbon neutral by 2050. Ryanair airlines remain committed to eliminating non-recyclable plastic from our operations within 5-years and already over 80% of consumables onboard our flights are plastic free.

BREXIT:
Following the UK/EU Brexit trade agreement in late Dec., Ryanair implemented the measures necessary to remain majority EU owned and controlled to protect its EU airline licences. Ryanair has (as previously advised) restricted voting rights of non-EU shareholders from 1 Jan. The Group also received shareholder approval at its Dec. EGM to replace CREST with a system operated by Euroclear Bank for the electronic settlement of trading in Ryanair’s ordinary shares. The migration of Ryanair’s ordinary shares to Euroclear will take place as part of a wider market migration of listed Irish companies shares at a date determined by Euronext Dublin – currently expected to be on or around 15 Mar. 2021.

BOEING MAX UPDATE:
In Dec., shortly after the FAAs ungrounding of the Boeing MAX aircraft in the U.S., Ryanair ordered a further 75x B737-8200 aircraft from Boeing increasing its firm order to 210 units. Following EASAs recent certification of the MAX-8 to return to flying in Europe, we are hopeful that the B737-8200 will be certified in the coming weeks. This will enable the Group to take delivery of up to 24 new aircraft before peak S.21. This order will deliver over a 4 year period between Spring 2021 and Dec. 2024 (FY25), facilitating traffic growth to 200m p.a. by FY26. The B737-8200 aircraft is a “Gamechanger” for Ryanair’s customers and Europe’s consumers. This aircraft, when delivered, will be the most audited, most regulated in aviation history. With an exceptional environmental performance, this 197 seat Boeing aircraft is the perfect sized platform to allow Ryanair expand and grow its low fare services across Europe over the next decade while widening Ryanair’s unit cost leadership over all of our European airline competitors.

OUTLOOK:
FY21 will continue to be the most challenging year in Ryanair’s 35 year history. Recently announced Covid lockdowns and travel restrictions across the EU & UK will reduce forecast FY21 traffic to between 26m and 30m (previously “up to 35m”), with more risk towards the lower end of the range. While Q4 visibility remains limited due to uncertain and constantly changing Covid-19 travel restrictions, European Govt lockdowns, the timing of the rollout of vaccines across the EU and a very close-in booking curve, we are cautiously guiding an FY21 net loss (pre-exceptional items) of between €850m and €950m.

As we look beyond the Covid-19 crisis, and vaccinations roll out, the Ryanair Group expects to have a much lower cost base and a strong balance sheet, which will enable it to fund lower fares and add lower cost aircraft to capitalise on the many growth opportunities that will be available in all markets across Europe, especially where competitor airlines have substantially cut capacity or failed. We will work assiduously with our airport and Govt partners to restore routes and recover traffic for the benefit of our airports, our customers and our people as we try to prioritise the jobs and salary recovery of our people.

ENDS
For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Piaras Kelly Edelman Tel: +353-1-5921330
Ryanair Holdings plc, Europe’s largest airline group, is the parent company of Buzz, Lauda, Malta Air & Ryanair. Carrying 149m guests p.a. (pre Covid-19) on more than 2,100 daily flights from 77 bases, the Group connects over 240 destinations in 40 countries on a fleet of 460 aircraft, with a further 210 Boeing 737s on order, which will enable the Ryanair Group to lower fares and grow traffic to 200m p.a. over the next 4 or 5 years. Ryanair has a team of over 16,000 highly skilled aviation professionals delivering Europe’s No.1 on-time performance, and an industry leading 35-year safety record. Ryanair is Europe’s greenest cleanest airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to the other Big 4 European major airlines.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union (“EU”) and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at December 31, 2020 (unaudited)

		At Dec 31,	At Mar 31,
		2020	2020
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	8,553.7	9,438.0
Right of use assets		205.3	236.8
Intangible assets		146.4	146.4
Deferred Tax		10.7	53.6
Derivative financial instruments	13	67.3	378.5
Total non-current assets		8,983.4	10,253.3

Current assets
Inventories		3.6	3.3
Other assets		127.1	178.7
Current tax		-	44.5
Assets held for sale	11	-	98.7
Trade receivables		34.7	67.5
Derivative financial instruments	13	43.2	293.2
Restricted cash		34.1	34.4
Financial assets: cash > 3 months		1,048.3	1,207.2
Cash and cash equivalents		2,407.7	2,566.4
Total current assets		3,698.7	4,493.9

Total assets		12,682.1	14,747.2

Current liabilities
Provisions		13.4	43.3
Trade payables	14	304.7	1,368.2
Accrued expenses and other liabilities		1,265.2	2,589.4
Current lease liability		54.7	75.0
Current maturities of debt		1,855.8	382.3
Derivative financial instruments	13	319.2	1,050.0
Current tax		64.9	-
Total current liabilities		3,877.9	5,508.2

Non-current liabilities
Provisions		33.8	36.6
Derivative financial instruments	13	51.1	180.5
Deferred tax		244.8	353.5
Trade payables	14	206.5	-
Non-current lease liability		136.3	170.9
Non-current maturities of debt		3,460.3	3,583.0
Total non-current liabilities		4,132.8	4,324.5

Shareholders’ equity
Issued share capital	15	6.7	6.5
Share premium account	15	1,157.7	738.5
Other undenominated capital	15	3.5	3.5
Retained earnings	15	3,515.3	4,245.0
Other reserves		(11.8)	(79.0)
Shareholders’ equity		4,671.4	4,914.5

Total liabilities and shareholders’ equity		12,682.1	14,747.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Quarter ended December 31, 2020 (unaudited)

			Pre-Except.	Except.Items	IFRS	IFRS
			Q3 Dec 31,	Q3 Dec 31,	Q3 Dec 31,	Q3 Dec 31,
		Change	2020	2020	2020	2019
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		-85%	177.3	-	177.3	1,186.0
Ancillary revenues		-77%	163.9	-	163.9	720.0
Total operating revenues		-82%	341.2	-	341.2	1,906.0

Operating expenses
Fuel and oil		+78%	152.4	-	152.4	686.0
Depreciation		+25%	142.9	-	142.9	190.4
Staff costs		+53%	129.1	-	129.1	276.5
Airport and handling charges		+69%	84.4	-	84.4	272.7
Route charges		+69%	55.7	-	55.7	180.4
Marketing, distribution and other		+63%	51.0	-	51.0	137.4
Maintenance, materials and repairs		+11%	56.7	-	56.7	63.7
Aircraft rentals		+82%	1.4	-	1.4	7.6
Total operating expenses		+63%	673.6	-	673.6	1,814.7

Operating (loss)/profit			(332.4)	-	(332.4)	91.3

Other income/(expense)
Net finance expense		-10%	(12.4)	-	(12.4)	(11.3)
Hedge Ineffectiveness/foreign exchange translation			-	(17.7)	(17.7)	1.6
Total other income/(expenses)		-27%	(12.4)	(17.7)	(30.1)	(9.7)

(Loss)/profit before tax			(344.8)	(17.7)	(362.5)	81.6
Tax credit on (loss)/profit	4		39.3	2.4	41.7	6.2
(Loss)/profit for the quarter – all attributable to equity holders of parent			(305.5)	(15.3)	(320.8)	87.8

(Loss)/earnings per ordinary share (€)
Basic	9				(0.2849)	0.0791
Diluted	9				(0.2849)	0.0784
Weighted ave. no. of ord. shares (in Ms)
Basic	9				1,126.2	1,109.6
Diluted	9				1,126.2	1,119.2

*’+’ is favourable and ‘-‘ is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2020 (unaudited)

			Pre-Except.	Except.Items	IFRS	IFRS
			9 Months Ended	9 Months Ended	9 Months Ended	9 Months Ended
			Dec 31,	Dec 31,	Dec 31,	Dec 31,
		Change	2020	2020	2020	2019
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		-80%	968.1	-	968.1	4,921.0
Ancillary revenues		-77%	549.3	-	549.3	2,374.7
Total operating revenues		-79%	1,517.4	-	1,517.4	7,295.7

Operating expenses
Fuel and oil		+78%	495.4	-	495.4	2,272.9
Depreciation		+23%	439.4	-	439.4	571.5
Staff costs		+58%	363.7	-	363.7	859.9
Airport and handling charges		+73%	254.1	-	254.1	932.9
Route charges		+72%	171.0	-	171.0	606.4
Marketing, distribution and other		+64%	157.4	-	157.4	436.5
Maintenance, materials and repairs		+31%	139.3	-	139.3	200.9
Aircraft rentals		+82%	6.2	-	6.2	35.1
Total operating expenses		+66%	2,026.5	-	2,026.5	5,916.1

Operating (Loss)/profit			(509.1)	-	(509.1)	1,379.6

Other income/(expense)
Net finance expense		+27%	(27.8)	-	(27.8)	(38.0)
Hedge Ineffectiveness/foreign exchange translation			-	(257.9)	(257.9)	(0.6)
Total other income/(expense)		+28%	(27.8)	(257.9)	(285.7)	(38.6)

(Loss)/profit before tax			(536.9)	(257.9)	(794.8)	1,341.0
Tax credit/(expense) on (loss)/profit	4		34.9	28.6	63.5	(100.6)
(Loss)/profit for the nine months – all attributable to equity holders of parent			(502.0)	(229.3)	(731.3)	1,240.4

(Loss)/earnings per ordinary share (€)
Basic	9				(0.6619)	1.1077
Diluted	9				(0.6619)	1.1026
Weighted ave. no. of ord. shares (in Ms)
Basic	9				1,104.8	1,119.8
Diluted	9				1,104.8	1,125.0

*’+’ is favourable and ‘-‘ is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended
December 31, 2020 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Dec 31,	Dec 31,
	2020	2019
	€M	€M

(Loss)/profit for the quarter	(320.8)	87.8

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Movements in hedging reserve, net of tax:
Net movements in cash-flow hedge reserve	134.6	(51.7)

Other comprehensive income/(loss) for the quarter, net of income tax	134.6	(51.7)
Total comprehensive (loss)/income for the quarter – all attributable to equity holders of parent	(186.2)	36.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the nine months ended
December 31, 2020 (unaudited)

	9 Months	9 Months
	Ended	Ended
	Dec 31,	Dec 31,
	2020	2019
	€M	€M

(Loss)/profit for the nine months	(731.3)	1,240.4

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Movements in hedging reserve, net of tax:
Net movements in cash-flow hedge reserve	68.0	164.8

Other comprehensive income for the nine months, net of income tax	68.0	164.8
Total comprehensive (loss)/income for the nine months – all attributable to equity holders of parent	(663.3)	1,405.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the nine months ended December 31, 2020 (unaudited)

		9 Months	9 Months
		Ended	Ended
		Dec 31,	Dec 31,
		2020	2019
			Restated*
	Note	€M	€M
Operating activities
(Loss)/profit after tax		(731.3)	1,240.4

Adjustments to reconcile (loss)/profit after tax to net cash from operating activities
Depreciation		439.4	571.5
Increase in inventories		(0.3)	(2.2)
Tax (credit)/expense on (loss)/profit		(63.5)	100.6
Share-based payments		3.1	5.9
Decrease/(increase) in trade receivables		31.7	(15.1)
Decrease/(increase) in other assets		44.9	(58.1)
(Decrease)/increase in trade payables		(268.8)	95.5
(Decrease) in accrued expenses		(1,309.7)	(1,029.6)
(Decrease) in provisions		(32.7)	(26.6)
Decrease/(increase) in finance income		6.7	(0.3)
(Decrease)/increase in finance expense		(25.4)	4.8
Hedge ineffectiveness		(230.1)	-
Income tax refunded/(paid)		81.4	(75.3)
Net cash inflow/(outflow) from operating activities		(2,054.6)	811.5

Investing activities
Capital expenditure - purchase of property, plant and equipment net of supplier proceeds	10	114.0	(442.6)
Decrease in restricted cash		0.3	0.5
Decrease in financial assets: cash > 3 months		158.9	63.4
Net cash arising from/(used in) investing activities		273.2	(378.7)

Financing activities
Shareholder returns (net of tax)		-	(371.5)
Net proceeds from shares issued	15	417.1	12.0
Finance raised		1,533.4	750.0
Repayments of long term borrowings		(171.9)	(296.4)
Lease liabilities paid		(61.2)	(45.9)
Net cash from financing activities		1,717.4	48.2

(Decrease)/increase in cash and cash equivalents		(64.0)	481.0
Net foreign exchange differences		(94.7)	-
Cash and cash equivalents at beginning of the period		2,566.4	1,675.6
Cash and cash equivalents at end of the period		2,407.7	2,156.6

*Includes reclassification between trade payables and capital expenditure. See note 1 for further detail.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the nine months ended December 31, 2020 (unaudited)

		Issued	Share		Other	Other
	Ordinary	Share	Premium	Retained	Undenom.	Reserves	Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2019	1,133.4	6.8	719.4	4,181.9	3.2	274.6	29.0	5,214.9
Adjustment on initial application of IFRS 16	-	-	-	(9.7)	-	-	-	(9.7)
Adj. balance at March 31, 2019	1,133.4	6.8	719.4	4,172.2	3.2	274.6	29.0	5,205.2
Profit for the nine months	-	-	-	1,240.4	-	-	-	1,240.4
Other comprehensive income								-
Net movements in cash-flow reserve	-	-	-	-	-	164.8	-	164.8
Total other comprehensive income	-	-	-	-	-	164.8	-	164.8
Total comprehensive income	-	-	-	1,240.4	-	164.8	-	1,405.2
Transactions with owners of the Company recognized directly in equity
Issue of ordinary equity shares	1.9	-	12.0	-	-	-	-	12.0
Share-based payments	-	-	-	-	-	-	5.9	5.9
Repurchase of ordinary equity shares	-	-	-	(371.5)	-	-	-	(371.5)
Other	-	-	-	0.9	-	-	-	0.9
Cancellation of repurchased ordinary shares	(32.3)	(0.2)	-	-	0.2	-	-	-
Transfer of exercised and share based awards	-	-	-	2.4	-	-	(2.4)	-
Balance at December 31, 2019	1,103.0	6.6	731.4	5,044.4	3.4	439.4	32.5	6,257.7
Loss for the three months	-	-	-	(591.7)	-	-	-	(591.7)
Other comprehensive income	-	-	-	-	-	-	-	-
Net movements in cash-flow reserve	-	-	-	-	-	(550.7)	-	(550.7)
Total other comprehensive income	-	-	-	-	-	(550.7)	-	(550.7)
Total comprehensive income	-	-	-	(591.7)	-	(550.7)	-	(1,142.4)
Transactions with owners of the Company recognized directly in equity
Issue of ordinary equity shares	1.1	-	7.1	-	-	-	-	7.1
Share-based payments	-	-	-	-	-	-	1.1	1.1
Repurchase of ordinary equity shares	-	-	-	(209.0)	-	-	-	(209.0)
Other	-	-	-	-	-	-	-	-
Cancellation of repurchased ordinary shares	(14.9)	(0.1)	-	-	0.1	-	-	-
Transfer of exercised and share based awards	-	-	-	1.3	-	-	(1.3)	-
Balance at March 31, 2020	1,089.2	6.5	738.5	4,245.0	3.5	(111.3)	32.3	4,914.5
Loss for the nine months	-	-	-	(731.3)	-	-	-	(731.3)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	68.0	-	68.0
Total other comprehensive income	-	-	-	-	-	68.0	-	68.0
Total comprehensive income	-	-	-	(731.3)	-	68.0	-	(663.3)
Transactions with owners of the Company recognized directly in equity
Issue of ordinary equity shares	38.3	0.2	419.2	(2.3)	-	-	-	417.1
Share-based payments	-	-	-	-	-	-	3.1	3.1
Transfer of exercised and expired share based awards	-	-	-	3.9	-	-	(3.9)	-
Balance at December 31, 2020	1,127.5	6.7	1,157.7	3,515.3	3.5	(43.3)	31.5	4,671.4

Ryanair Holdings plc and Subsidiaries

MD&A Quarter Ended December 31, 2020

Introduction
For the purposes of the Management Discussion and Analysis (“MD&A”) (with the exception of the balance sheet commentary below) all figures and comments are by reference to the adjusted results excluding the exceptional item referred to below.

Ongoing European Government travel & flight restrictions as a result of Covid-19 means that the Group will operate a significantly reduced flying schedule in FY21 compared to what was originally expected. Therefore, the Group is recording an additional exceptional hedge ineffectiveness charge of €18m (net of a tax) in relation to FY21 jet fuel hedges and a €3M credit (net of a tax) in relation to ineffective currency cashflow hedges primarily from delayed capital expenditure.

Income Statement

Scheduled revenues:
Scheduled revenues decreased by 85% to €177.3M due to a 78% decline in traffic to 8.1M guests as European Governments imposed flight and/or travel restrictions due to the Covid-19 pandemic. The Group operated approximately 30% of its normal Q3 schedule with a 70% load factor.

Ancillary revenues:
Ancillary revenues decreased by 77% to €163.9M, marginally better than the 78% decline in traffic (as highlighted above) to 8.1M.

Total Revenue:
As a result of the above, total revenue decreased by 82% to €341.2M.

Operating Expenses:

Fuel and oil:
Fuel and oil decreased by 78% to €152.4M due to a 69% reduction in sectors flown, arising from Covid-19 fleet groundings, improved on-time performance and lower fuel burn.

Depreciation:
Depreciation was 25% lower at €142.9M, primarily due to lower amortisation as a result of reduced aircraft utilisation.

Staff costs:
Staff costs decreased 53% to €129.1M due to reduced flight hours, Group wide pay cuts and participation in European Government payroll support schemes.

Airport and handling charges:
Airport and handling charges decreased by 69% to €84.4M due to lower sectors and reduced charges.

Route charges:
Route charges decreased by 69% to €55.7M in line with reduced sectors arising from Covid-19 fleet groundings.

Marketing, distribution and other:
Marketing, distribution and other decreased by 63% to €51.0M due to lower discretionary spending across the Group airlines and fewer flights qualifying for EU261 compensation due to improved on-time performance in Q3 (96% OTP).

Maintenance, materials and repairs:
Maintenance, materials and repairs decreased by 11% to €56.7M due to reduced aircraft utilisation, offset by lease hand backs.

Aircraft rentals:
Aircraft rentals fell by 82% to €1.4M due to 7 fewer leased B737 aircraft in the fleet.

Other expense:
Net finance expense increased by €1.1M to €12.4M as a result of higher gross debt and lower deposit interest rates.

MD&A Nine Months Ended December 31, 2020

Introduction
For the purposes of the Management Discussion and Analysis (“MD&A”) (with the exception of the balance sheet commentary below) all figures and comments are by reference to the adjusted results excluding the exceptional item referred to below.

Ongoing European Government travel & flight restrictions as a result of Covid-19 means that the Group will operate a significantly reduced flying schedule in FY21 compared to what was originally expected. Therefore, the Group is recording an exceptional hedge ineffectiveness charge of €183M (net of tax) in relation to FY21 jet fuel hedges and a €46M charge (net of a tax) in relation to ineffective currency cashflow hedges primarily related to fuel currency hedges and delayed capital expenditure.

Income Statement

Scheduled revenues:
Scheduled revenues decreased by 80% to €968.1M due to a 79% decline in traffic to 25.2M guests as European Governments imposed flight and/or travel restrictions due to the Covid-19 pandemic. This grounded approx. 99% of the Groups fleet for almost 4 months (from mid-March to late June). The Group operated approximately 28% of its normal nine months schedule with a 72% load factor.

Ancillary revenues:
Ancillary revenues decreased by 77% to €549.3M due to a 79% decline in traffic (as highlighted above) to 25.2M offset by a strong performance in priority boarding and reserved seating.

Total revenues:
As a result of the above, total revenues decreased by 79% to €1,517.4M.

Operating Expenses:

Fuel and oil:
Fuel and oil decreased by 78% to €495.4M due to a 72% reduction in sectors flown, arising from Covid-19 fleet groundings, improved on-time performance and lower fuel burn.

Depreciation:
Depreciation was 23% lower at €439.4M primarily due to lower amortisation as a result of reduced aircraft utilisation.

Staff costs:
Staff costs decreased by 58% to €363.7M due to reduced flight hours, a recruitment freeze, Group wide pay cuts and participation in European Government payroll support schemes.

Airport and handling charges:
Airport and handling charges decreased by 73% to €254.1M due to lower sectors and reduced charges.

Route charges:
Route charges decreased by 72% to €171.0M in line with reduced sectors arising from Covid-19 fleet groundings.

Marketing, distribution and other:
Marketing, distribution and other decreased by 64% to €157.4M due to lower discretionary spending across the Group airlines and fewer flights qualifying for EU261 compensation due to improved on-time performance (97% OTP).
Maintenance, materials and repairs:
Maintenance, materials and repairs decreased by 31% to €139.3M due to reduced aircraft utilisation, offset by lease hand backs.

Aircraft rentals:
Aircraft rentals fell by 82% to €6.2M due to 7 fewer leased B737 aircraft in the fleet.

Other expense:
Net finance expense decreased by €10.2M to €27.8M primarily due to the maturity of more expensive secured debt, offset by increased gross debt in Q3 and lower deposit interest rates.

Balance sheet:
Gross cash decreased by €317.9M to €3,490.1M at December 31, 2020.
Gross debt rose by €1,295.9M to €5,507.1M primarily due to a €850M Eurobond issuance in September 2020 and the drawdown of £600M unsecured debt under the HMT and Bank of England CCFF in April 2020, offset by €171.9M debt repayments and €61.2M lease liability payments. Net debt was €2,017.0M at period end.

Shareholders’ equity:
Shareholders’ equity decreased by €243.1M to €4,671.4M in the period primarily due to a net loss of €731.3M offset by a €400.0M equity placing in September 2020.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the nine months ended December 31, 2020 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank of Ireland.

This interim management report includes the following:

●
Principal risks and uncertainties relating to the remaining three months of the year;

●
Related party transactions; and

●
Post balance sheet events.

Results of operations for the nine months ended December 31, 2020 compared to the nine months ended December 31, 2019, including important events that occurred during the nine months, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

The Covid-19 pandemic and measures to reduce its spread have had, and will likely continue to have, a material adverse impact on the Group’s business, results of operations, financial condition and liquidity. Since February 2020, governments globally have implemented a range of travel restrictions including lockdowns, “do not travel” advisories, restrictions on travel from certain international locations, enhanced airport screenings, mandatory quarantine requirements, mandatory pre-travel PCR test requirements and other similar measures. Other governmental restrictions and regulations in the future in response to Covid-19 could include additional travel restrictions, quarantines of additional populations (including the Group’s personnel), restrictions on our ability to access our facilities or aircraft or requirements to collect additional passenger data. In addition, governments, non-governmental organizations and entities in the private sector have issued and may continue to issue non-binding advisories or recommendations regarding air travel or other social distancing measures, including limitations on the number of persons that should be present at public gatherings. In addition, Ryanair has incurred, and will continue to incur, significant Covid-19 related costs for enhanced aircraft cleaning and additional procedures to limit transmission among its personnel and customers. Although these procedures are currently elective, the industry may in the future be subject to further cleaning and safety measures, which may be costly and take a significant amount of time to implement. These measures, individually and combined, could have a material adverse impact on the Group’s business.

The full extent of the ongoing impact of Covid-19 on the Group’s longer-term operational and financial performance will depend on future developments, many of which are outside of the Group’s control, including the duration and spread of Covid-19 and related travel advisories and restrictions, the impact of Covid-19 on overall long-term demand for air travel, the impact of Covid-19 on the financial health and operations of the Group’s business partners (particularly Boeing), and future governmental actions including the roll out of Covid-19 vaccines, all of which are highly uncertain and cannot be predicted.

Principal risks and uncertainties for the remainder of the year - continued

Among other factors that are subject to change and could significantly impact Ryanair’s expected results for the remainder of the year are the airline pricing environment, capacity growth in Europe, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union (“EU”) and other governments and their respective regulatory agencies, weather related disruptions, ATC strikes and staffing related disruptions, continuing uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and unforeseen security events.

Board of Directors

David Bonderman and Kyran McLaughlin retired from the Board on May 31, 2020. Stan McCarthy was appointed Chairman of the Board of Directors following David Bonderman’s retirement. Details of the members of the Group’s Board of Directors are set forth on page 17 of the Group’s 2020 annual report.

Related party transactions – Please see note 16.

Post balance sheet events – Please see note 18.

Going concern

The Directors, having made enquiries, including consideration of ongoing cost reductions, the projected increase in bookings upon the widespread rollout of Covid-19 vaccines during 2021, the September 2020 €1.25bn fundraising, underpinned by the Group’s strong BBB rated balance sheet, the ability to raise additional financing at low interest rates if needed, potential additional cost preservation measures and €3.5bn gross cash at December 31, 2020, are satisfied that it remains appropriate to adopt the going concern basis in preparing the financial statements. While there is uncertainty as to the full extent of the impact on the Ryanair Holdings plc Group, the continued preparation of the Group’s consolidated financial statements on the going concern basis is supported by the financial projections prepared by the Group.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1. Basis of preparation and significant accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2020 comprise the Company and its subsidiaries (together referred to as the “Group”).

These unaudited condensed consolidated interim financial statements (“the interim financial statements”), which should be read in conjunction with our 2020 Annual Report for the year ended March 31, 2020, have been prepared in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” as adopted by the EU (“IAS 34”). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2020, are available at http://investor.ryanair.com/.

The December 31, 2020 figures and the December 31, 2019 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2020, together with the independent auditor’s report thereon, were filed with the Irish Registrar of Companies following the Company’s Annual General Meeting and are also available on the Company’s Website. The auditor’s report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the nine months ended December 31, 2020 on January 29, 2021.

Except as stated otherwise below, this period’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

Government grants

Grants that compensate the Group for related expenses incurred are recognised in the income statement on a systematic basis in the periods in which the related expenses are recognised.

New IFRS standards and amendments adopted during the year

The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group’s financial year beginning on April 1, 2020 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●
Amendments to References to the Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)
●
Amendments to IFRS 3 – Definition of a Business (effective for fiscal periods beginning on or after January 1, 2020)
●
Amendments to IAS 1 and IAS 8 – Definition of Material (effective for fiscal periods beginning on or after January 1, 2020)
●
Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform (effective for fiscal periods beginning on or after January 1, 2020)
●
Amendment to IFRS 16 – Covid-19-Related Rent Concessions (effective for fiscal periods beginning on or after January 1, 2020)

The Group has evaluated the extent to which its cashflow hedging relationships are subject to uncertainty driven by IBOR reform as at December 31, 2020. The Group’s hedged items and hedging instruments continue to be indexed to EURIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

The calculation methodology of EURIBOR changed during 2019. In July 2019, the Belgian Financial Services and Markets Authority granted authorisation with respect to EURIBOR under the European Union Benchmarks regulation. This allows market participants to continue to use EURIBOR for both existing and new contracts and the Group expects that EURIBOR will continue to exist as a benchmark for the foreseeable future.

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results from operations in the quarter ended December 31, 2020.

New IFRS standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
IFRS 17 – Insurance Contracts (effective for fiscal periods beginning on or after January 1, 2023)
●
Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current (effective for fiscal periods beginning on or after January 1, 2023)
●
Amendments to IFRS 3 – Reference to the Conceptual Framework (effective for fiscal periods beginning on or after January 1, 2022)
●
Amendments to IAS 16 – Property, Plant and Equipment – Proceeds before Intended Use (effective for fiscal periods beginning on or after January 1, 2022)
●
Amendments to IAS 37 – Onerous Contracts – Costs of Fulfilling a Contract (effective for fiscal periods beginning on or after January 1, 2022)
●
Annual Improvements to IFRS Standards 2018-2020 (effective for fiscal periods beginning on or after January 1, 2022)
●
Amendments to IFRS 17 (effective for fiscal periods beginning on or after January 1, 2023)
●
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (effective for fiscal periods beginning on or after January 1, 2021)
Statement of Cash Flows restatement

Operating cash inflows and investing cash outflows for the nine month period ended December 31, 2019 have been reclassified. They both have been reduced by €0.9bn to reflect accrued supplier payables which had previously been presented as capital expenditure in the consolidated cash flows.

2. Judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements and key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel (jet kerosene) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group recognises all derivative instruments as either assets or liabilities in its consolidated balance sheet and measures them at fair value. At December 31, 2020, a net liability of €263M (2019 net asset €128M) was recognised on balance sheet in respect of the Group’s jet fuel derivative instruments and a net asset of €68M (2019 net asset €334M) was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair’s fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the timing of the full removal of flight restrictions imposed by governments relating to the Covid-19 pandemic, the expected recovery of passenger demand and the subsequent flight schedules. All of these assumptions impact upon forecast fuel consumption, and minor changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

At March 31, 2020 the Group expected to operate much of its normal Winter 2020/2021 schedule. The Group now believes it will operate approximately 20% of its Winter 2020/2021 schedule.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer’s ability to meet forecast aircraft delivery schedules.

The Boeing 737-MAX was grounded in 2019. In November 2020 the FAA rescinded the order that grounded the aircraft, and published an Airworthiness Directive specifying design changes that must be made before the aircraft returns to service, issued a Continued Airworthiness Notification to the International Community (CANIC), and published the MAX training requirements. The first Ryanair Boeing 737-8200 was due to deliver in April 2019. However, due to the global grounding of the MAX aircraft by EASA and the FAA in March 2019, the first delivery is now expected to be in Q4 FY21.

3. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group’s consolidated effective tax rate in respect of operations for the nine-months ended December 31, 2020 was 7.9% (December 31, 2019: 7.5%). The tax credit for the nine-months ended December 31, 2020 of €63.5M (December 31, 2019 charge: €100.6M) comprises a current tax charge of €10.7M and a deferred tax credit of €74.2M primarily relating to the temporary differences for property, plant and equipment and net operating losses.

5. Share based payments

The terms and conditions of the Group’s share based remuneration programmes are disclosed in the most recent, published, consolidated financial statements. The charge of €3.1M in the nine months ended December 31, 2020 (December 31, 2019: €5.9M) is the fair value of options granted in prior periods, which is being recognised within the income statement in accordance with employee services rendered. During the period 3.0M ordinary shares were issued at a strike price between €6.25 and €6.74 per share following the exercise of vested options.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

7. Capital commitments

At December 31, 2020 the Group had an operating fleet of 428 (2019: 445) Boeing 737 and 29 (2019: 23) Airbus A320 aircraft.

In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft, subsequently increased to 210 (135 firm and 75 options). In December 2020, the Group increased its firm orders from 135 to 210 Boeing 737-8200 aircraft. The first Ryanair Boeing 737-8200 was due to deliver in April 2019. However, due to the global grounding of the MAX aircraft by EASA and the FAA in March 2019, the first delivery is now expected to be in Q4 FY21.

8. Analysis of operating segment

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM).

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Ryanair DAC (“Ryanair”) is a reportable segment for financial reporting purposes. Buzz, Lauda and Malta Air do not exceed the quantitative thresholds for reporting purposes and accordingly have been presented on an aggregate basis in the table below.

There are varying levels of integration between the operating segments. Inter-segment revenue is not material and thus not subject to separate disclosure.

8. Analysis of operating segment – continued

Reportable segment information is presented as follows:

	Ryanair DAC	Other	Total	Ryanair DAC	Other	Total
Quarter ended	Dec 31, 2020	Dec 31, 2020	Dec 31, 2020	Dec 31, 2019	Dec 31, 2019	Dec 31, 2019
	€M	€M	€M	€M	€M	€M
Segment revenue	339.3	1.9	341.2	1,821.0	85.0	1,906.0

Segment (loss)/PAT	(269.4)	(51.4)	(320.8)	112.5	(95.4)	17.1

Other segment information:
Depreciation	125.1	17.8	142.9	176.1	14.3	190.4
Capex net of supplier proceeds	28.5	-	28.5	776.8	-	776.8

	Ryanair DAC	Other	Total	Ryanair DAC	Other	Total
9 months ended	Dec 31, 2020	Dec 31, 2020	Dec 31, 2020	Dec 31, 2019	Dec 31, 2019	Dec 31, 2019
	€M	€M	€M	€M	€M	€M
Segment revenue	1,499.9	17.5	1,517.4	6,970.0	325.6	7,295.7

Segment (loss)/PAT	(583.7)	(147.6)	(731.3)	1,321.7	(38.9)	1,282.8

Other segment information:
Depreciation	389.4	50.0	439.4	532.1	39.4	571.5
Capex net of supplier proceeds	(114.0)	-	(114.0)	442.6	-	442.6

	Ryanair DAC	Other	Total	Ryanair DAC	Other	Total
	At Dec 31,	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2020	2020	2020	2020	2020	2020
	€M	€M	€M	€M	€M	€M
Segment assets	12,090.7	591.4	12,682.1	14,194.5	552.7	14,747.2
Segment liabilities	7,028.8	981.9	8,010.7	8,995.2	837.5	9,832.7

9. Earnings per share

			Nine	Nine
	Quarter	Quarter	Months	Months
	Ended	Ended	Ended	Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2020	2019	2020	2019

Basic (Loss)/earnings per ordinary share (€)	(0.2849)	0.0791	(0.6619)	1.1077
Diluted (Loss)/earnings per ordinary share (€)	(0.2849)	0.0784	(0.6619)	1.1026
Weighted average number of ordinary shares (in M’s) – basic	1,126.2	1,109.6	1,104.8	1,119.8
Weighted average number of ordinary shares (in M’s) – diluted	1,126.2	1,119.2	1,104.8	1,125.0

The weighted average number of shares includes weighted average share options assumed to be converted of 9.3M (2019: 5.3M).

10. Property, plant and equipment

Acquisitions and disposals

Net capital additions for the nine-months ended December 31, 2020 amounted to a credit of €0.5bn, principally reflecting the reversal of certain aircraft pre-delivery trade payables, supplier reimbursements of €0.3bn offset by capital expenditure €0.2bn.

11. Assets held for sale

In August 2019, the Company entered into an agreement to sell 10 Boeing 737NG aircraft for delivery in FY20 and FY21. 3 of these aircraft were sold in the year ended March 31, 2020. The remaining 7 aircraft were sold during the nine months ended December 31, 2020.

12. Derivative financial instruments

As a result of the widespread grounding of aircraft due to the Covid-19 pandemic, the Group expects to operate a significantly reduced flying schedule for the year ending March 31, 2021 compared to what was originally expected. Accordingly, as at December 31, 2020, the Group’s exposures for jet fuel and foreign currency were significantly reduced, causing a proportion of derivative financial instruments which previously qualified for hedge accounting to become ineffective, resulting in the discontinuance of certain cash-flow hedge arrangements. A net expense of €229M (net of tax) was recognised within the income statement for the nine months ended December 31, 2020, comprising a charge of €183M (net of tax) in respect of jet fuel exposures and a charge of €46M (net of tax), primarily associated with ineffective currency cash-flow hedges for FY21 jet fuel and delayed capital expenditure.

A net loss of €15M (net of tax) was recognised within the income statement for the quarter ended December 31, 2020, comprising a charge of €18M (net of tax) in respect of jet fuel exposures and a gain of €3M (net of tax), primarily associated with ineffective currency cash-flow hedges for fiscal year 2021 jet fuel and delayed capital expenditure. As of December 31, 2020, €129M (loss) is recognised in the cash flow reserve in respect of continuing hedges and €86M (gain) in respect of hedging relationships for which hedge accounting is no longer applied. The balance on the hedging reserve as of December 31, 2020 is a loss of €43M.

13. Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2020 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

Financial instruments measured at fair value

● Derivatives – interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
● Derivatives – currency forwards, aircraft fuel contracts and EUA contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at December 31, 2020 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter ended December 31, 2020, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

● Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at December 31, 2020 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the quarter ended December 31, 2020 that affect the fair value of our financial assets and financial liabilities

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

13.
Financial instruments and financial risk management (continued)

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2020	2020	2020	2020
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	66.8	66.8	372.5	372.5
- Interest rate swaps	0.5	0.5	6.0	6.0
	67.3	67.3	378.5	378.5
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	42.7	42.7	291.2	291.2
- Interest rate swaps	0.5	0.5	2.0	2.0
	43.2	43.2	293.2	293.2
Trade receivables*	34.7	-	67.5	-
Cash and cash equivalents*	2,407.7	-	2,566.4	-
Financial asset: cash > 3 months*	1,048.3	-	1,207.2	-
Restricted cash*	34.1	-	34.4	-
Other assets*	0.1	-	2.3	-
	3,568.1	43.2	4,171.0	293.2
Total financial assets	3,635.4	110.5	4,549.5	671.7

	At Dec 31, 2020	At Dec 31, 2020	At Mar 31, 2020	At Mar 31, 2020
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	37.1	37.1	-	-
- Jet fuel contracts	14.0	14.0	180.5	180.5
	51.1	51.1	180.5	180.5
Long-term debt	1,019.2	1,026.0	1,138.9	1,148.5
Bonds	2,441.1	2,520.9	2,444.1	1,965.0
Trade payables	206.5	-	-	-
	3,717.9	3,598.0	3,763.5	3,294.0
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	178.8	178.8	1,047.8	1,047.8
- U.S. dollar currency forward contracts	126.6	126.6	2.2	2.2
- GBP currency swap	13.8	13.8	-	-
	319.2	319.2	1,050.0	1,050.0
Current maturities of debt	1,006.4	1,006.4	382.3	382.3
Bonds	849.4	854.8	-	-
Trade payables*	304.7	-	1,368.2	-
Accrued expenses*	867.0	-	1,553.1	-
	3,346.7	2,180.4	4,353.6	1,432.3
Total financial liabilities	7,064.6	5,778.4	8,117.1	4,726.3
*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

13.
Financial instruments and financial risk management (continued)

In April 2020, the Group raised £600M unsecured debt for general corporate purposes under the HMT and Bank of England CCFF.

The Group issued senior, unsecured bonds with a face value of €850M in September 2020. The bond has a coupon rate of 2.875% and a maturity date of September 2025.

14. Trade payables

In December 2020, the Group increased its firm order for Boeing 737-8200 aircraft by 75 (from 135 to 210 units). Taking account of the revised aircraft delivery schedule and changes in the contracted timing of aircraft pre-delivery payments, certain aircraft pre-delivery payables were reduced with an offset in Property, plant and equipment. In accordance with the revised delivery schedule, €0.2bn of trade payables are now due after 1 year.

15. Shareholders equity and shareholder returns

In September 2020, 35.2M ordinary shares were issued via an ordinary share placing at a price of €11.35 per share generating €400M proceeds.

During the nine months ended December 31, 2020, 3.1M ordinary shares were issued at a strike price between €6.25 and €6.74 per share following the exercise of vested options.

There were no shareholder returns during the nine months ended December 31, 2020.

In FY20 the Company bought back 47.2M shares at a total cost of €580.5M. This buyback was equivalent to approximately 4.2% of the Company’s issued share capital at March 31, 2020. All of these repurchased ordinary shares were cancelled at March 31, 2020.

As a result of the share buybacks in the year ended March 31, 2020, share capital decreased by 47.2M ordinary shares with a nominal value of €580.5M and the other undenominated capital reserve increased by a corresponding €0.3M. The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

16. Related party transactions

The Company’s related parties comprise its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended December 31, 2020 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2020 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

17. Government grants and assistance

During the nine months to December 31, 2020, many European countries in which the Ryanair Group operates made available payroll support schemes. The Group utilised a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programmes and long term schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to approximately €66M and are offset against staff costs in the Consolidated Income Statement.

In April 2020, the Group raised £600M unsecured (12 months) debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies.

18. Post balance sheet events

On January 7, 2021 the Group announced that it expects the latest Covid-19 lockdowns and travel restrictions in Ireland, the UK and other EU countries to materially reduce its flight schedules and traffic forecast through Q4 FY21. These new cut backs will reduce FY21 traffic forecasts from previously “below 35M” to between 26M to 30M passengers.

19. Going concern

Due to its ongoing cost reductions, the projected increase in bookings upon the widespread rollout of Covid-19 vaccines during 2021, the September 2020 €1.25bn fundraising, underpinned by the Group’s strong BBB rated balance sheet, the ability to raise additional financing at low interest rates if needed, potential additional cost preservation measures and €3.5bn gross cash at December 31, 2020 the Board are satisfied that it remains appropriate to adopt the going concern concept.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 February, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary